(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

June 30, 2014

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of the Company for the six months ended June 30, 2014, and comparatives for the six months ended June 30, 2013, were prepared by management and have not been reviewed or audited by the Company’s auditors.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian dollars)

	Note	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash		$610,059	$894,265
Restricted cash		42,562	42,444
Amounts due from exploration partners		111,680	49,468
Taxes and other receivables		23,755	6,709
Prepaid and deposits		18,095	42,864
		806,151	1,035,750
Non-currentassets:
Marketable securities	4	-	4,167
Equipment	5	92,593	150,374
Mineralproperties	6	43,920,568	44,865,186
Reclamationbonds		65,727	182,046
		44,078,888	45,201,773
Total Assets		$44,885,039	$46,237,523

Liabilities
Currentliabilities:
Accounts payable and accrued liabilities		$721,316	$540,655
Other payable	15 (a)	426,800	-
Loan payable	11	722,988	689,038
		1,871,104	1,229,693
Non-current liability
Derivative liability-warrants	7	1,222,042	1,191,784
Total Liabilities		3,093,146	2,421,477

Shareholders' Equity
Share capital	8	116,135,532	116,135,532
Share -based payment reserve		19,674,325	19,480,034
Deficit		(94,017,964)	(91,799,520)
		41,791,893	43,816,046
Total Liabilities and Shareholders' Equity		$44,885,039	$46,237,523

Approved on behalf of the
Board of Directors:

“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

See accompanying notes to condensed consolidated interim financial statements

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
General administrative expenses
Administration and genera loffice expense		$118,966	$197,796	$213,188	$382,337
Consulting		5,283	60,413	35,644	133,435
Depreciation	5	8,036	17,757	18,390	38,990
Directors' fees		-	(26,000)	-	174
Investor relations and communications		30,970	14,643	35,177	26,036
Personnel costs		226,964	147,239	474,388	366,881
Professional fees		150,459	122,669	245,673	277,508
Share -based payments	9 (a)	186,713	-	194,291	-
Transfer agent and regulatory fees		14,679	19,025	90,570	85,247
Travel and promotion		8,742	10,141	26,447	32,392
		(750,812)	(563,683)	(1,333,768)	(1,343,000)

Exploration partner administration income		10,004	2,429	14,723	12,405
Foreign exchange gain (loss)		3,982	(13,788)	1,525	950
Fair value gain (loss) on derivative liability	7	(242,787)	237,567	(30,258)	728,193
General exploration costs		(117,076)	1,620	(213,122)	3,276
Impairment of marketable securities	4	(3,500)	(3,833)	(4,167)	(7,166)
Impairment of properties	6 (f)	(637,514)	-	(637,514)	-
Gain on disposal of fixed asset		-	-	8,093	-
Interest expense		(13,082)	(15,503)	(23,956)	(15,893)
		(999,973)	208,492	(884,676)	721,765
Comprehensive loss for the period		$(1,750,785)	$(355,191)	$(2,218,444)	$(621,235)
Loss per share-basic and diluted		$(0.01)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of common shares outstanding		193,479,416	162,990,836	193,479,416	162,990,836

See accompanying notes to condensed consolidated interim financial statements

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended		Six months ended
	June30,		June30,
	2014	2013	2014	2013
Operating activities
Net loss for the period	$(1,750,785)	$(355,191)	$(2,218,444)	$(621,235)
Items notinvolving cash:
Depreciation	8,036	17,757	18,390	38,990
Fair value (gain) loss on derivative liability	242,787	(237,567)	30,258	(728,193)
Loan interest accrued	15,961	-	32,316	-
Share -based payments	186,713	-	194,291	-
Impairment of marketable securities	3,500	3,833	4,167	7,166
Impairment of mineral properties	637,514	-	637,514	-
Unrealized foreign exchange gain	(32,200)	(6,127)	(18,051)	(9,739)
Disposal of equipment	-	-	(8,093)	-
	(688,474)	(577,295)	(1,327,652)	(1,313,011)
Changes in non-cash working capital
Taxes and other receivables	(19,184)	32,702	(17,046)	25,488
Prepaid and deposits	12,741	79,613	24,769	172,490
Accounts payable and accrued liabilities	(272,702)	(16,066)	(252,750)	(39,439)
Due to related parties	-	19,545	-	4,295
Cash used in operating activities	(967,619)	(461,501)	(1,572,679)	(1,150,177)
Financing activity
Loan payable	-	243,245	-	751,245
Other payable	426,800	-	426,800	-
Cash provided by financing activity	426,800	243,245	426,800	751,245
Investing activities
Due from exploration partners	(107,558)	516,730	(62,212)	586,300
Expenditures on mineral properties	16,090	(716,362)	(372,529)	(1,938,264)
Mineral property recovery	640,200		640,200
Proceeds from disposal of equipment	(1,368)	-	40,013	-
Proceeds from sale of mineral property	-	-	500,000	-
Reclamation bonds	116,319	-	116,319	-
Restricted cash	(118)	38,111	(118)	38,111
Cash provided by (used in) investing activities	663,565	(161,521)	861,673	(1,313,853)
Decrease in cash during the period	122,746	(379,777)	(284,206)	(1,712,785)
Cash, beginning of period	487,313	462,547	894,265	1,795,555
Cash, end of period	$610,059	$82,770	$610,059	$82,770

Exploration expenditures included in accounts payable	$67,771	$571,760	$67,771	$571,760

See accompanying notes to condensed consolidated interim financial statements

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

	Common Shares		Share-based
	Shares	Amount	payment reserve	Deficit	Total
Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$(62,981,604)	$71,855,193
Net loss for the period	-	-	-	(621,235)	(621,235)
Balance ,June 30, 2013	162,990,836	$115,816,740	$19,020,057	$(63,602,839)	$71,233,958

Balance, December 31, 2013	193,479,416	$116,135,532	$19,480,034	$(91,799,520)	$43,816,046
Share -based payments	-	-	194,291	-	194,291
Ne tloss for the period	-	-	-	(2,218,444)	(2,218,444)
Balance, June 30, 2014	193,479,416	$116,135,532	$19,674,325	$(94,017,964)	$41,791,893

See accompanying notes to condensed consolidated interim financial statements

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange and OTCQX. The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue (other than the potential sale of assets), and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

The Company incurred a net loss of $2,218,444 for the six months ended June 30, 2014 (June 30, 2013 - $621,235). As at June 30, 2014, the Company had an accumulated deficit $94,017,964 with a working capital deficiency of $1,064,953.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these condensed consolidated interim financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next twelve months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management is in the process of raising additional capital to finance operations through equity financing, joint venture partner arrangements, corporate transaction, and/or proceeds from sale of its interests in certain mineral properties.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

2.	Basis of presentation and consolidation

These condensed interim financial statements were prepared in accordance with International Accounting Standards 34: Interim Financial Reporting on a historical cost basis using the accrual basis of accounting, except for cash flow information and certain financial assets and financial liabilities recorded at fair value, and include the financial statements of the Company and the entities controlled (directly or indirectly) by the Company including Quaterra Alaska Inc. and Singatse Peak Services LLC – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

The Company’s functional and presentation currency is the Canadian dollar.

These condensed interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements were approved by the board of directors for issue on August 21, 2014.

3.	Changes to accounting policies

The significant accounting policies used in preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2013. Adoptions of new standards and amendments to existing standards have had no effect on the Company’s financial position or financial performance.

4.	Marketable securities

The fair value of marketable securities, determined by reference to closing quoted share prices at each reporting date, was as follows:

		June 30, 2014			December 31, 2013
			Accumulated			Accumulated
	Number		unrealized	Carrying		unrealized	Carrying
	ofshares	Cost	losses	value	Cost	losses	value
Redtail	66,667	$38,866	$(38,866)	$-	$38,866	$(38,199)	$667
Auramex	100,000	40,000	(40,000)	-	40,000	(36,500)	3,500
		$78,866	$(78,866)	$-	$78,866	$(74,699)	$4,167

During the six months ended June 30, 2014 and 2013, management made the assessment that its investments in Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”) had experienced a prolonged decline in their fair values. Accordingly, an impairment of $4,167 (2013 - $7,166) was transferred from accumulated other comprehensive loss and recognized in net loss.

5.	Equipment

	Computer	Field
	equipment	equipment	Vehicles	Total

Cost
Balance, December 31, 2012	$148,031	$174,870	$491,291	$814,192
Balance, December 31, 2013	148,031	174,870	491,291	814,192
Disposal	-	-	(92,504)	(92,504)
Balance, June 30, 2014	$148,031	$174,870	$398,787	$721,688

Accumulated depreciation
Balance, December 31, 2012	$140,112	$119,558	$329,646	$589,316
Depreciation for the year	5,939	17,362	51,202	74,502
Balance, December 31, 2013	146,051	136,920	380,848	663,818
Depreciation for the period	1,980	5,692	10,718	18,390
Disposal	-	-	(53,114)	(53,114)
Balance, June 30, 2014	$148,031	$142,612	$338,452	$629,095

Carrying value
At December 31, 2013	$1,980	$37,950	$110,443	$150,374
At June 30, 2014	$-	$32,258	$60,335	$92,593

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties

Total mineral property acquisition and exploration costs for the six months ended June 30, 2014 were as follows:

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties
Acquisition
Balance, December 31, 2013	$3,363,308	$3,368,518	$340,646	$150,615	$500,000	$2,036,029	$1,754,434	$11,513,550
Additions	273,104	27,768	155,874	-	-	-	81,877	538,623
Recoveries / Disposals	-	(654,079)	-	-	(500,000)	-	-	(1,154,079)
Impairments	-	-	-	-	-	(362,439)	-	(362,439)
Balance, June 30, 2014	3,636,412	2,742,207	496,520	150,615	-	1,673,590	1,836,311	10,535,655

Exploration
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	33,351,636
Geological	82,604	127,019	-	-	-	-	32,437	242,060
Geophysical	3,310	-	-	-	-	-	-	3,310
Technical Studies	1,469	25,068	-	-	-	-	-	26,537
Other	61	435	-	3,033	-	-	32,916	36,445
Additions	87,444	152,522	-	3,033	-	-	65,353	308,352
Impairments	-	-	-	-	-	(275,075)	-	(275,075)
Balance, June 30, 2014	19,588,920	7,200,442	12,366	1,582,995	-	123,034	4,877,156	33,384,913
Total acquisition and exploration
Balance, June 30, 2014	$23,225,332	$9,942,649	$508,886	$1,733,610	$-	$1,796,624	$6,713,467	$43,920,568
Total acquisition and exploration
Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$44,865,186

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business ofexploring and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners.

On June 16, 2014, the Company entered into a membership interest option agreement (Agreement) with Freeport- McMoRan Nevada LLC ("Freeport") which sets out terms for exploration of the Company’s copper properties in and around Yerington, Nevada. These include MacArthur (6.a), Yerington (6.b), Bear (6.c) and Wassuk (6.d).

Under the Agreement, after conducting additional due diligence about SPS over the next year, Freeport has the right to earn an initial 55% interest in SPS by providing funds to SPS to complete three staged investigation and work programs totaling US$38,600,000 in project funding. During these stages, Freeport provides funding to SPS for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100 million of spending, or complete a feasibility study, whichever comes first.

Within the first 12-month stage of the Agreement, Freeport must provide SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs; G&A; and compliance with environmental laws. Freeport can terminate the agreement within the first stage of the agreement at its discretion, with the US$2,500,000 being a firm commitment. Freeport can extend stage one of the agreement for up to a further 12 months upon payment of US$1,250,000 for each six month extension.

In order for the second stage of the Agreement to commence, Freeport must commit to fund US$6,100,000 over the ensuing post-stage one 12 month period for; property maintenance costs; G&A; environmental compliance; and exploration of the property. During the 24 month third stage of the agreement Freeport may fund up to US$30,000,000 for exploration of the property; property maintenance costs; G&A; and environmental compliance. If Freeport completes the stage three funding it will have invested approximately US$40,000,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport chooses to proceed beyond Stage 3, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport in return for Freeport carrying the first US$50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% NSR royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which $424,000 was outstanding as of June 30, 2014:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus US$31,440 interest by January 15, 2013 (paid)
(v)	US$212,000 plus interest of US$36,940 by July 15, 2014 (paid on July 1, 2014)
(vi)	US$212,000 plus interest by January 15, 2015

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to 1% for US$1,000,000.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was US$500,000 cash, 250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site. ARC is the primary responsible party for the existing environmental liabilities at the site due to its ownership of Anaconda and past operations at the site.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

The first phase of the System upgrade was completed in 2012. The study was completed by the Company’s contractor in June 2013. The Company is cooperating with the EPA in the construction of the additional ponds through the provision of property at the site to construct the new ponds. The Company will prepare a final report for submission to the EPA so that they are issued a Notice of Completion for the work performed pursuant to the Agreement.

c)	Bear Copper Deposit, Nevada

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced that it has completed four option agreements covering 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. Under the terms of the agreement Quaterra (now SPS) has an exclusive right to explore these parcels and has an option to purchase surface water rights and supplemental storage water rights.

Pursuant to the four option agreements, the Company is required to make payments totaling US$2,600,000 in order to maintain the exclusive right to conduct mineral exploration on these properties. The option terms range from five to eight years, commencing March 2013.

d)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million. On May 12, 2014, the agreement was amended to reflect a change in the anniversary date to August 1 as follows:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$80,000 on or before each of August 1, 2014 (paid) and 2015
(v)	US$200,000 on or before each of August 1, 2016, 2017 and 2018, and
(vi)	US$230,000 each on or before August 1, 2019 and August 1, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before August 1, 2016 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

e)	Nieves Silver Concessions, Mexico

The Company owns equal interest in the Nieves silver property located in northern Zacatecas, Mexico with its US- based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans are made in consultation with the joint venture partner which contributes its share of ongoing exploration costs plus a 10% administration fee. As at June 30, 2014, Blackberry owed $111,680 (December 31, 2013 - $49,468) for their share of exploration expenditures incurred in the six months ended June 30, 2014. On August 22, 2014, the Company received $100,000 of these funds.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

f)	Other

During the six months ended June 30, 2014 the Company considered prevalent market conditions as indicators of impairment and accordingly recorded a provision against the Reveille, Goldfield and Poker Brown properties totalling $637,514. Reveille and Goldfield properties were returned to their respective owners who are responsible for making 2014 BLM and County payments. Poker Brown was sold to a third party who is responsible for BLM and County payments in return for a 0.5% NSR capped at US$500,000.

7.	Derivative liability – warrants

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (2012 - 6,541,571). As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2012 was estimated to be US$0.12 on the date issued and subsequently re- measured at June 30, 2014 to be US$0.008 using the Black-Scholes option pricing model assuming an expected volatility of 185%, a risk-free interest rate of 1.1%, a dividend yield of 0% and an expected term of 0.5 years.

The fair value of each warrant issued in 2013 was estimated to be US$0.089 on the date issued and subsequently re- measured at June 30, 2014 to be US$0.04 using the Black-Scholes option pricing model assuming an expected volatility of 125%, a risk-free interest rate of 1.1%, a dividend yield of 0% and an expected term of 2.25 years.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative liability warrants:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

	Number of	Fair value	Weighted Average
	Warrants	assigned	Exercise Price (USD)
At December 31, 2012	6,541,571	$774,673	$0.53
Issuance of derivative warrants	29,810,000	2,781,003	$0.15
Change in fair value estimates		(2,363,892)
At December 31, 2013	36,351,571	1,191,784	$0.22
Change in fair value estimates		30,258
At June 30, 2014	36,351,571	$1,222,042	$0.22

8.	Share capital

The Company has an unlimited number of common shares authorized without par value.

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

On June 25, 2014, the Company granted 2,880,000 fully vested stock options to directors and officers (2,100,000), employees (200,000) and consultants (580,000). Each option was fair valued at $0.06 using the Black-Scholes option pricing model assuming an expected volatility of 102%, a risk-free interest rate of 1.31%, a dividend yield of 0% and an expected term of 5 years.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

The following table presents changes in stock options outstanding and exercisable:

	June 30, 2014		December 31, 2013
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	16,310,000	$0.78	14,010,000	$1.16
Granted	2,880,000	$0.10	3,955,000	$0.16
Expired	(930,000)	$(0.87)	(1,655,000)	$(2.47)
Outstanding, end of period	18,260,000	$0.67	16,310,000	$0.78
Exercisable, end of period	17,660,000	$0.69	15,710,000	$0.81

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	FairValue	Expire Date	June 30, 2014	December 31, 2013
$0.98	$0.52	November 9, 2014	1,485,000	1,705,000
$1.02	$0.51	November 9, 2014	2,095,000	2,095,000
$1.80	$0.85	April 1, 2015	100,000	100,000
$1.76	$0.97	April 22, 2015	200,000	200,000
$1.29	$0.75	August 9, 2015	1,465,000	1,535,000
$1.55	$0.90	October 6, 2015	65,000	65,000
$1.51	$0.90	November 3, 2015	100,000	100,000
$0.60	$0.12	December 31, 2015	400,000	400,000
$1.60	$0.96	March 24, 2016	200,000	275,000
$1.25	$0.74	August 9, 2016	2,430,000	2,635,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,590,000	2,845,000
$0.16	$0.12	September 19, 2018	3,850,000	3,955,000
$0.10	$0.06	June 25, 2019	2,880,000	-
Total stock options outstanding			18,260,000	16,310,000

The weighted average remaining contractual life for options outstanding and exercisable at June 30, 2014 was 2.67 (December 31, 2013 – 2.73) years and 2.62 (December 31, 2013 – 2.65) years, respectively.

Share-based payments expense of $194,291 was recognized in the six months ended June 30, 2014 allocated as to directors and officers ($145,775), employees ($12,440) and consultants ($36,076).

Volatility was determined based on the historical volatility over the estimated lives of the options.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

b)	Share purchase warrants

The following table presents changes in warrants outstanding:

	June 30, 2014		December 31, 2013
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	36,351,571	$0.23	8,188,274	$0.88
Issued		- $-	29,810,000	$0.15
Expired		- $-	(1,646,703)	$2.27
Outstanding, end of period	36,351,571	$0.23	36,351,571	$0.23

The following table summarizes information about the warrants outstanding by expiry dates:

Expiry date	Exercise price	Number of Warrants
December 28, 2014	USD 0.53	6,541,571
September 13, 2016	USD 0.15	29,810,000
		36,351,571

Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,600,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Salaries and employee benefits	$145,721	$109,896	$354,518	$247,396
Directors ' fees	-	(26,000)	-	174
Share -based payments	138,197	-	145,775	-
	$283,918	$83,896	$500,293	$247,570

Personnel costs reflect staff reductions, change of CFO status from contractor to employee and certain temporary management salary reductions are lower than the previous period.

As per a board resolution in May 2013, until further notice, directors’ fees continue to be suspended and no longer accrued.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

10.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Manex Resources Group (a)	$49,744	$126,158	$121,017	$275,676
Lawrence Page Q.C. Law Corp (b)	-	2,710		6,825
Atherton Enterprises Ltd. (c)	-	10,937	-	40,104
	$49,744	$139,805	$121,017	$322,605

a)

Manex Resource Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of June 30, 2014, $nil (June 30, 2013 - $18,563) was owing due to related parties (Note 13(a)).

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of June 30, 2014, $nil (June 30, 2013 - $4,883) was owing due to related parties.

c)

Atherton Enterprises Ltd. is a private company owned by an officer that provided CFO services to the Company. Effective December 1, 2013, Mr. Scott Hean became a salaried employee of the Company. As of June 30, 2013, $10,937 was payable to Atherton Enterprises Ltd. due to related parties.

11.	Loan payable

During the year ended December 31, 2013, the former President and CEO of the Company advanced three loans to the Company in the principal amount of US$800,000, of which US$200,000 was repaid. The loans are unsecured, bear annual interest of 10% and are due on demand with a 40-day notice.

On March 18, 2014, the loans were re-negotiated so that the entire balance of US$600,000 is due on demand with a 40-day notice. Total principal and interest amount owing at June 30, 2014 was $722,988 (US$677,589).

12.	Financial instruments

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed in the MD&A.

The Company has classified its financial instruments as follows:

Cash – as held for trading
Restricted cash, amounts due from exploration partners and reclamation bonds – as loans and receivables
Marketable securities – available for sale
Accounts payable and loan payable – other financial liabilities

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $nil (December 31, 2013 - $4,167). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $1,222,042 (December 31, 2013 - $1,191,784). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 7, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

13.	Commitments

a)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013 to reduce the fee for services to a monthly rate of $11,667 with the monthly office lease remaining at $15,750. The agreement was amended again March 1, 2014 to reduce the monthly lease to $8,000 with the service fee remaining at $11,666 per month. The Company may terminate the services portion of the agreement upon 30 day notice, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

c)	As of June 30, 2014, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

December 31, 2014	$69,767
December 31, 2015	103,256
December 31, 2016	96,000
December 31, 2017	64,000
$333,023

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	June 30, 2014		December 31, 2013
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$64,738	$6,713,468	$78,142	$6,566,237
U.S.A	27,856	37,207,100	72,232	38,298,949
Total	$92,594	$43,920,568	$150,374	$44,865,186

15.	Subsequent events

a)

On July 2, 2014, the Company closed a non-brokered private placement of US$500,000 units where each unit was priced at US$1,000 and comprised one non-transferable convertible redeemable US$1,000 principal amount promissory note and 11,442 non-transferable common share purchase warrants. The Company received subscriptions aggregating US$500,000 (CDN$426,800 received by June 30, 2014 and included in Other Payables) and issued notes aggregating US$500,000 principal amount and 5,721,000 warrants entitling the purchase of up to 5,721,000 common shares of the Company at CDN$0.16 per share until January 2, 2016, subject to the Company's right to accelerate the expiry date in certain circumstances.

The principal and interest of each note will become due and payable (“Due Date”) on January 2, 2016 (“Term”), unless the note is earlier converted or redeemed. Each note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the Due Date, conversion or redemption of the note. Subject to provisions set forth in each note, upon conversion or redemption, interest will be paid in the form of shares at the market price determined in accordance with the policies of the TSX Venture Exchange ("TSX-V").

At any time after the expiration of four months after July 2, 2014 ("Closing Date"), the holder of a note may convert the principal amount of the note outstanding into shares in the ratio of CDN$0.095 of the principal amount of the note converted during the first twelve months of the Term, or CDN$0.10 of the principal amount of the note converted during the last six months of the Term, to one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of CDN$0.12 per share for a ten consecutive trading day period on the TSX-V, the principal amount of the notes outstanding will be automatically redeemed and converted into shares in the ratio of CDN$0.095 of the principal amount of the note redeemed during the first twelve months of the Term, or CDN$0.10 of the principal amount of the note redeemed during the last six months of the Term, for one share. Any interest payable will be converted into Shares at the Market Price determined in accordance with the policies of the TSX- V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

At any time after the expiration of four months after the Closing Date, the Company may, prior to conversion, on thirty days’ notice in writing, redeem the principal amount of the notes outstanding by paying the holders, in cash, the principal amount of the notes outstanding together with interest, in cash or, at the Company's option, in shares at the market price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the notes.

Each Warrant is non-transferable and entitles the holder at any time after the expiration of four months after the Closing Date to purchase common shares of the Company as constituted on the Closing Date at a price of CDN$0.16 per share at any time on or before January 2, 2016; provided that, in the event that, at any time after four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of CDN$0.20 per share for a ten consecutive trading day period on the TSX-V, the Company may accelerate the Warrant expiry date to thirty days after notice is given.

b)

On July 28, 2014, the Company re-priced the exercise price of 6,541,571 warrants from USD$0.53 to USD$0.16 per warrant. The expiration date of the warrants remains as December 28, 2014, subject to an accelerated exercise period provision which will provide that, if the closing price of the Company’s shares is US$0.215 or higher for ten consecutive trading days (“Premium Trading Days”), warrant holders will have thirty calendar days, commencing seven calendar days after the last Premium Trading Day, to exercise the warrants. The warrants will automatically expire if the warrant holders do not exercise them within this thirty day period.

c)

By August 11, 2014, the Company had transferred all its Yerington copper properties to its wholly-owned subsidiary Singatse Peak Services Inc. (SPS). On August 13, 2014 the Company received US1,000,000 from Freeport in accordance with the Agreement announced in a press release on June 16, 2014.

d)

On August 22, 2014, the Company received partial payment of US$100,000 from Blackberry Partners for its 50% share of Nieves expenditures to June 30, 2014 plus its 50% share of claims taxes in the Nieves properties for 2nd half of 2014.